UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                             (Amendment No. 16)*


                           ONE VALLEY BANCORP, INC.
                               (Name of Issuer)

                                COMMON STOCK
                        (Title of Class of Securities)

                                682419 10 6
                               (CUSIP Number)

                             December 31, 1999
            (Date of Event Which Requires Filing of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP NO. 682419 10 6                                        Page 2 of 5 Pages

  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ray Marshall Evans, Jr.
         ---------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
                                                                   (b)  [   ]

         ---------------------------------------------------------------------

  (3)    SEC USE ONLY

         ---------------------------------------------------------------------

  (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
         ---------------------------------------------------------------------

                   (5)   SOLE VOTING POWER
                         44,733
  NUMBER OF        -----------------------------------------------------------
   SHARES          (6)   SHARED VOTING POWER
BENEFICIALLY             2,208,169
  OWNED BY         -----------------------------------------------------------
    EACH           (7)   SOLE DISPOSITIVE POWER
  REPORTING              44,733
   PERSON        -----------------------------------------------------------
    WITH           (8)   SHARED DISPOSITIVE POWER
                         2,208,169
                   -----------------------------------------------------------

  (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,252,902
         ---------------------------------------------------------------------

 (10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES                                                         [   ]

         ---------------------------------------------------------------------

 (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.74%
         ---------------------------------------------------------------------

 (12)    TYPE OF REPORTING PERSON
         IN
         ---------------------------------------------------------------------

                                 SCHEDULE 13G

CUSIP NO. 682419 10 6                                        Page 3 of 5 Pages

Item 1(a).  NAME OF ISSUER:

            One Valley Bancorp, Inc.

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Valley Square
            Charleston, West Virginia 25301

Item 2(a).  NAME OF PERSON FILING:

            Ray Marshall Evans, Jr.

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            3401 Northside Parkway
            Atlanta, Georgia  30327

Item 2(c).  CITIZENSHIP:

            United States of America

Item 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

Item 2(e).  CUSIP NUMBER:

            682419 10 6

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (Not applicable)

                                 SCHEDULE 13G

CUSIP NO. 682419 10 6                                        Page 4 of 5 Pages

Item 4.     OWNERSHIP.

            (a)  AMOUNT BENEFICIALLY OWNED:

                 2,252,902

            (b)  PERCENT OF CLASS:

                 6.74%

            (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                 (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                       44,733

                 (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                       2,208,169

                 (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                       44,733

                 (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 2,208,169

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            (Not applicable)

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            1,308,562 shares are held by Mr. Evans as co-trustee with Robert
            F. Goldsmith and One Valley Bank, N.A., under various trusts; 186,731 shares are held by Mr. Evans as co-Trustee with One Valley Bank, N.A.; 219,464 shares are held by Mr. Evans as co-trustee with One Valley Bank, N.A. and another individual co-trustee; 9,033 shares are held by his spouse in her name; and 36,132 shares are held by his wife as trustee. Several individuals are entitled to receive income from the above trusts. At present, none of these individuals has the right to receive or the power to direct the receipt of dividends from more than 5% of these securities.
            It is further noted that 445,247 shares are attributed to Mr. Evans as those to which he has shared power to vote or to direct the vote or shared power to dispose or direct the disposition by virtue of the fact that he is an executive officer in corporations which owns common stock of the Issuer.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            (Not applicable)

                                 SCHEDULE 13G

CUSIP NO. 682419 10 6                                        Page 5 of 5 Pages


Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            (Not applicable)

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            (Not applicable)

Item 10.    CERTIFICATION.

            (Not applicable)


                                  SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 26,2000


By  /s/ RAY MARSHALL EVANS, JR.
   ----------------------------------------
     Ray Marshall Evans, Jr.
     Principal Holder